Exhibit 99.78

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

NOVEMBER 30, 2018 AND 2017

(Expressed in Canadian Dollars unless otherwise stated)

Independent auditors' report

To the Shareholders of

GoldMining Inc.

We have audited the accompanying consolidated financial statements of GoldMining Inc., which comprise the consolidated statements of financial position as at November 30, 2018 and 2017, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of GoldMining Inc. as at November 30, 2018 and 2017, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Vancouver, Canada
February 28, 2019	Chartered Professional Accountants

GoldMining Inc. Consolidated Statements of Financial Position (Expressed in Canadian dollars unless otherwise stated)

		As at November 30,	As at November 30,
	Notes	2018	2017
		($)	($)
Assets
Current assets
Cash and cash equivalents	8	9,644,214	13,961,100
Other receivables	9	126,591	165,566
Prepaid expenses and deposits		174,923	198,707
Available-for-sale securities	10	15,000	20,000
		9,960,728	14,345,373
Non-current assets
Security deposits	4	553,816	553,816
Land, property and equipment	5	2,027,003	2,245,213
Exploration and evaluation assets	6	59,111,999	60,368,290
Investment in joint venture	7	1,388,080	1,604,901
		73,041,626	79,117,593

Liabilities
Current liabilities
Accounts payable and accrued liabilities	11	1,714,636	2,634,799
Due to joint venture		37,568	43,025
Due to related parties	17	4,200	13,016
		1,756,404	2,690,840
Non-Current Liabilities
Rehabilitation provisions	12	795,960	783,028
		2,552,364	3,473,868

Equity
Issued capital	13	113,207,461	110,838,669
Reserves	13	9,248,584	8,463,455
Accumulated deficit		(45,011,517)	(38,415,113)
Accumulated other comprehensive loss		(6,955,266)	(5,243,286)
		70,489,262	75,643,725
		73,041,626	79,117,593

Commitments (Note 19)

Subsequent events (Note 20)

Approved and authorized for issue by the Board of Directors on February 28, 2019.

/s/ "David Kong"
David Kong Director

/s/ "Pat Obara"
Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Comprehensive Loss (Expressed in Canadian dollars unless otherwise stated)

		For the year
		ended November 30,
	Notes	2018	2017
		($)	($)
Expenses
Consulting fees		412,363	730,953
Depreciation	5	270,568	288,741
Directors' fees, salaries and benefits	17	1,209,854	1,133,730
Exploration expenses	6	2,006,181	1,654,578
General and administrative		1,399,034	1,890,258
Professional fees		446,715	514,862
Share-based compensation	13	1,079,506	1,672,133
Share of loss on investment in joint venture	7	28,918	34,003
		6,853,139	7,919,258
Operating loss		(6,853,139)	(7,919,258)

Other items
Interest income		188,833	201,056
Accretion of rehabilitation provisions	12	(14,133)	(8,941)
Gain on settlement of accounts payable	6	82,035	-
Net loss for the period		(6,596,404)	(7,727,143)

Other comprehensive income (loss)
Items that may be reclassified subsequently to net income or loss:
Available-for-sale financial assets	10	(5,000)	5,000
Foreign currency translation adjustments		(1,706,980)	(1,373,701)
Total comprehensive loss for the period		(8,308,384)	(9,095,844)

Net loss per share, basic and diluted		(0.05)	(0.06)

Weighted average number of shares outstanding, basic and diluted		135,074,277	124,100,317

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Changes in Equity (Expressed in Canadian dollars unless otherwise stated)

						Accumulated
						Other
		Number of	Issued			Comprehensive
	Notes	Shares	Capital	Reserves	Deficit	Income	Total
			($)	($)	($)	($)	($)
Balance at November 30, 2016		118,396,414	83,847,180	6,034,813	(30,687,970)	(3,874,585)	55,319,438
Options exercise		150,000	307,298	(197,796)	-	-	109,502
Warrant exercise		306,410	293,417	(63,612)	-	-	229,805
Issued capital pursuant to acquisiton of:
Exploration and evaluation assets		15,201,083	26,027,527	1,180,000	-	-	27,207,527
Bellhaven options exercise		201,163	363,246	(162,083)	-	-	201,163
Share-based compensation		-	-	1,672,133	-	-	1,672,133
Foreign currency translation adjustments		-	-	-	-	(1,373,701)	(1,373,701)
Unrealized gain on available-for-sale securities		-	-	-	-	5,000	5,000
Net loss for the period		-	-	-	(7,727,143)	-	(7,727,143)
Balance at November 30, 2017		134,255,070	110,838,669	8,463,455	(38,415,113)	(5,243,286)	75,643,725
Options exercise	13	10,000	11,455	(4,313)	-	-	7,142
Warrant exercise	13	1,419,600	1,354,762	(290,062)	-	-	1,064,700
Settlement of accounts payable	6	732,349	884,775	-	-	-	884,775
Issued capital pursuant to acquisiton of:
Exploration and evaluation assets	6	93,333	117,800	-	-	-	117,800
Share-based compensation	13	-	-	1,079,504	-	-	1,079,504
Foreign currency translation adjustments		-	-	-	-	(1,701,980)	(1,701,980)
Unrealized gain on available-for-sale securities	10	-	-	-	-	(5,000)	(5,000)
Net loss for the period		-	-	-	(6,596,404)	-	(6,596,404)
Balance at November 30, 2018		136,510,352	113,207,461	9,248,584	(45,011,517)	(6,950,266)	70,494,262

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Cash Flows (Expressed in Canadian dollars unless otherwise stated)

	For the year
	ended November 30,
	2018	2017
	($)	($)
Operating activities
Net loss for the period	(6,596,404)	(7,727,143)
Adjustments for items not involving cash:
Depreciation	270,568	288,741
Accretion	14,133	8,941
Equity losses of joint venture	28,918	34,003
Share-based compensation	1,079,506	1,672,133

Net changes in non-cash working capital items:
Other receivables	38,975	(27,582)
Prepaid expenses and deposits	23,785	(9,522)
Accounts payable and accrued liabilities	(87,610)	194,795
Cash used in operating activities	(5,228,129)	(5,565,634)

Investing activities
Investment in exploration and evaluation assets	(106,824)	(2,330,357)
Investment in joint venture	(15,000)	(26,758)
Cash used in investing activities	(121,824)	(2,357,115)

Financing activities
Proceeds from shares and warrants issued, net of issuance costs	1,071,842	540,470
Advances from related parties	(8,816)	6,357
Cash generated from financing activities	1,063,026	546,827

Effect of exchange rate changes on cash	(29,959)	(1,366)

Net decrease in cash and cash equivalents	(4,316,886)	(7,377,288)
Cash and cash equivalents
Beginning of period	13,961,100	21,338,388
End of period	9,644,214	13,961,100

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

1.	Corporate Information

GoldMining Inc. is a corporation organized under the laws of British Columbia and was incorporated in the Province of British Columbia, Canada, on September 9, 2009, and domiciled in Canada. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada, Peru and other regions of the Americas. GoldMining Inc. changed its name from Brazil Resources Inc. on December 5, 2016, and continued under the Canada Business Corporations Act on December 6, 2016.

Effective June 19, 2018, GoldMining Inc.'s common shares (the "GoldMining Shares") and common share purchase warrants, which expired December 31, 2018 (the "December Warrants"), were listed on the Toronto Stock Exchange (the "TSX") under the symbols "GOLD" and "GOLD.WT", respectively, and traded on the OTCQX International Market (the "OTCQX") under the symbols "GLDLF" and "GOLWF", respectively, and on the Frankfurt Stock Exchange under the symbol "BSR". Prior to June 19, 2018, the GoldMining Shares and December Warrants were listed on TSX Venture Exchange ("TSX-V") under the symbols "GOLD" and "GOLD.WT", respectively. As at November 30, 2018, the head office and principal address of the Company was Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

2.	Basis of Preparation

2.1     Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). They were authorised for issue by the Company's board of directors on February 28, 2019.

2.2     Basis of presentation

The Company's consolidated financial statements have been prepared on a historical cost basis. The Company's consolidated financial statements and those of its wholly controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest dollar except where otherwise indicated.

2.3     Basis of consolidation

The consolidated financial statements include the financial statements of GoldMining Inc. and its wholly controlled subsidiaries. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All intra-company transactions, balances, income and expenses are eliminated through the consolidation process.

Subsidiaries

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The Company's principal operating subsidiaries are as follows:

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

Name	Place of Incorporation	Ownership Percentage (%)
1818403 Alberta Ltd.	Alberta, Canada	100
507140 N.W.T. Ltd. Bellhaven Copper and Gold Inc. Bellhaven Exploraciones Inc. Sucursal Colombia Blue Rock Mining Brasil Desenvolvimentos Minerais Ltda.	Northwest Territories, Canada British Columbia, Canada Colombia Peru Brazil	100 100 100 100 100
Brazilian Gold Corporation	British Columbia, Canada	100
Brazilian Resources Mineração Ltda.	Brazil	100
BRI Alaska Corp.	United States	100
BRI Mineração Ltda.	Brazil	100
BRI Paraguay S.A.	Paraguay	95
Mineração Regent Brasil Ltda.	Brazil	100
Sunward Resources Sucursal Columbia	Colombia	100

3.	Significant Accounting Policies

Foreign currencies

The reporting currency of the Company and its subsidiaries is the Canadian dollar ("$" or "dollars"). The functional currency of the Company and its subsidiaries in Canada is the Canadian dollar and the functional currency of its subsidiaries in Brazil is the Brazilian Real ("R$") and its subsidiaries in the United States, Paraguay, Colombia and Peru is the United States dollar ("US$"). Foreign operations are translated into Canadian dollars using period end exchange rates as to assets and liabilities and average exchange rates as to income and expenses. All resulting exchange differences are recognized in other comprehensive loss.

Investment in joint venture

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Company's investment in its joint venture is accounted for using the equity method. Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Company's share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment individually.

The consolidated statement of comprehensive loss reflects the Company's share of the results of operations of the joint venture. Any change in other comprehensive loss of those investees is presented as part of the Company's other comprehensive loss. In addition, when there has been a change recognised directly in the equity of the joint venture, the Company recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the joint venture are eliminated to the extent of the interest in the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

Mineral exploration, evaluation and development expenditures

All direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. The Company assesses the carrying costs for impairment when indicators of impairment exist. Exploration and evaluation expenditures are charged to operations incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and evaluation costs and the costs incurred to develop a property are capitalized into mineral properties. On the commencement of commercial production, depletion of each mineral property will be provided on a unit-of-production basis using estimated reserves as the depletion base.

Mineral property option agreements

When the Company acts as the farmee in a farm-in mineral property option agreement, the direct costs to enter into the agreement are capitalized to exploration and evaluation assets. All exploration and evaluation expenditures incurred by the Company in fulfilling the terms of the agreement are expensed as incurred, until such time as the option is exercised or lapses.

When the Company acts as the farmor in an agreement, it does not record any expenditures made by the farmee. It does not recognize any gain or loss on its exploration and evaluation farm out mineral property option agreements, and instead records any proceeds received as a credit to the amounts previously capitalized as mineral property acquisition costs. Any amounts received in excess of amounts capitalized are taken as a gain to the consolidated statement of comprehensive loss.

Income Taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Certain comparative balances have been restated to conform with presentation adopted during the year.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●

where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

●

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of comprehensive loss.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available-for-sale, loans and receivables or at fair value through profit or loss ("FVTPL").

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss.

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period. The Company has classified other receivables, and security deposits as loans and receivables.

A financial asset is classified as available-for-sale when: (i) it is not classified as held to maturity, loans and receivables or as at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive loss except for losses in value that are considered other than temporary or a significant or prolonged decline in the fair value of that investment below its cost.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

The Company has not designated any financial assets, upon initial recognition, as at fair value through profit or loss.

Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company has classified accounts payables and accrued liabilities, due to joint venture and due to related parties and current and long-term obligations as other financial liabilities.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. Fair value changes on financial liabilities classified as FVTPL are recognized through the consolidated statement of comprehensive loss.

At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any interest paid on the financial liabilities.

The Company has not designated any financial liabilities, upon initial recognition, as at fair value through profit or loss.

Impairment of financial assets

The Company assesses at the end of each reporting period whether a financial asset is impaired.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

Available-for-sale

If an available-for-sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to profit or loss. Reversals in respect of equity instruments classified as available‐for‐sale are not recognized in profit or loss.

Derecognition of financial assets and financial liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date are determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists or when annual impairment testing for an asset is required, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of an asset's (or cash-generating unit's) fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash‐generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount, net of depreciation, that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

Rehabilitation provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property and equipment, when those obligations result from the acquisition, construction, development or normal operation of the asset. Rehabilitation provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate reflecting the time value of money and risks specific to the liability. Upon initial recognition of the liability, the present value of the estimated cost is capitalized by increasing the carrying amount of the related assets. Over time, the discounted liability is increased based on the unwind of the discount rate. The periodic unwinding of the discount is recognized in profit or loss as a finance cost. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognising an adjustment to the rehabilitation liability and a corresponding adjustment to the asset to which it relates.

Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks and highly liquid short-term interest bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Net loss per share

Basic net loss per share includes no potential dilution and is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period.

The basic and diluted net loss per share are the same as there are no instruments that have a dilutive effect on earnings.

Property and equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. Property and equipment are depreciated over an estimated useful life ranging from two to ten years.

When an item of property and equipment has different useful lives, the components are accounted for as separate items of property and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in the consolidated statement of comprehensive loss as incurred.

Leases

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Share-based payment

The Company grants share options to certain directors, employees, and consultants of the Company. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share-based awards.

The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. The fair value is measured at grant date and recognized over the period during which the options vest.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

For consultants, the fair value of the award is recorded in profit or loss over the term of the service provided, and the fair value of the unvested amounts are revalued at each reporting period over the service period.

Consideration received on the exercise of share options is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements is included in the following notes:

●	Note 2.2 – determination of functional currency; and
●	Note 3.2 – classification of joint arrangement.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended November 30, 2017, is included in the following notes:

●	Note 6 – fair value of exploration and evaluation assets; impairment testing: key assumptions underlying the recoverable amounts;
●	Note 12 – recognition and measurement of rehabilitation provisions: key assumptions about the likelihood and magnitude of an outflow of resources;
●	Note 13 – valuation input and forfeiture rates used in calculation of share-based compensation; and
●	Note 16 – recognition of deferred tax assets: availability of future taxable profit against which carry forward tax losses can be used.

3.2	Adoption of new accounting standards

The accounting policies adopted are consistent with those of the previous financial year. The Company adopted the following new accounting standard effective December 1, 2017.

Amendments to IFRS 2 Share-based Payment

In June 2016, amendments to IAS 2 were issued to clarify how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The adoption of these amendments did not have an impact on the consolidated financial statements.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

3.3     Standards issued but not yet effective

At the date of approval of the consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective. The standards, amendments and interpretations issued, which the Company reasonably expects to be applicable at a future date, are listed below. The Company is in the process of assessing the impact of those standards on the consolidated financial statements, and intends to adopt those standards, amendments and interpretations when they become effective.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application was before February 1, 2015.

IFRS 16 Leases

In January 2016, the IASB published a new standard, IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The new standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 18 and the distinction between operating and finance leases is retained. The standard is effective for annual period beginning on or after January 1, 2019. The Company is in the process of assessing the impact of IFRS 16 on the consolidated financial statements.

4.	Security deposits

Security deposits totalling $553,816 in cash have been posted with the Mackenzie Valley Land and Water Board ("MVLWB") and held by Aboriginal Affairs and Northern Development Canada for land use permits and a water license on the Yellowknife gold project and nearby Big Sky property. The security deposits will be refunded once land use permits end and or a final report describing land use activities during the term of land use permits and matters related to cessation thereof, is submitted to the MVLWB.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

5.	Land, Property and Equipment

			Camp	Computer	Exploration	Furniture and	Leasehold
	Land	Building	Structures	Equipment	Equipment	Fixtures	Improvement	Vehicles	Total
			($)	($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2016	-	-	553,364	99,799	349,456	60,006	1,447	373,380	1,437,452
Additions:	1,021,915	629,881	-	-	5,523	5,344	-	-	1,662,663
Change in reclamation estimate	-	-	113	-	-	-	-	-	113
Impact of foreign currency translation	(44,350)	(27,336)	(12,261)	(18,771)	(17,397)	(14,794)	(521)	(13,811)	(149,241)
Balance at November 30, 2017	977,565	602,545	541,216	81,028	337,582	50,556	926	359,569	2,950,987
Change in reclamation estimate	-	-	(10,021)	-	-	-	-	-	(10,021)
Impact of foreign currency translation	31,326	19,309	17,345	(4,848)	4,218	(4,321)	(116)	7,943	70,856
Balance at November 30, 2018	1,008,891	621,854	548,540	76,180	341,800	46,235	810	367,512	3,011,822

Accumulated Depreciation
Balance at November 30, 2016	-	-	112,296	90,209	109,846	52,547	1,447	109,043	475,388
Depreciation	-	15,015	81,124	5,590	94,503	4,503	-	88,006	288,741
Impact of foreign currency translation	-	(380)	(3,438)	(18,719)	(12,415)	(14,112)	(521)	(8,770)	(58,355)
Balance at November 30, 2017	-	14,635	189,982	77,080	191,934	42,938	926	188,279	705,774
Depreciation	-	30,000	80,373	3,917	76,016	2,877	-	77,385	270,568
Impact of foreign currency translation	-	2,004	8,543	(4,817)	2,256	(4,419)	(116)	5,026	8,477
Balance at November 30, 2018	-	46,639	278,898	76,180	270,206	41,396	810	270,690	984,819

Net Book Value
At November 30, 2017	977,565	587,910	351,234	3,948	145,648	7,618	-	171,290	2,245,213
At November 30, 2018	1,008,891	575,215	269,642	-	71,594	4,839	-	96,822	2,027,003

6.	Exploration and Evaluation Assets

	For the year
	ended November 30,
	2018	2017
	($)	($)

Balance at the beginning of period	60,368,290	33,638,884
Mineral rights and property acquired	224,624	27,994,025
Mineral property option payment	52,220	20,810
	60,645,134	61,653,719
Change in reclamation estimate	(791)	(1,875)
Foreign currency translation adjustments	(1,532,344)	(1,283,554)
Balance at the end of period	59,111,999	60,368,290

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

Exploration and evaluation assets on a project basis are as follows:

	November 30,	November 30,
	2018	2017
	($)	($)
La Mina	14,207,674	13,774,584
Titiribi	11,927,685	11,557,327
Cachoeira	8,103,746	9,280,911
Yellowknife	7,036,491	6,812,658
Crucero	6,997,902	6,780,615
São Jorge	6,827,712	7,819,517
Surubim	2,457,208	2,749,230
Whistler	975,412	937,062
Batistão	306,737	351,294
Montes Áureos and Trinta	233,838	267,806
Rea	27,678	27,678
Other Exploration and Evaluation Assets	9,916	9,608
Total	59,111,999	60,368,290

The Company's exploration and evaluation assets are detailed below:

Crucero

On September 19, 2017, the Company entered into a share purchase agreement (the "Agreement") with Lupaka Gold Corp. ("Lupaka") to acquire a 100% interest in the Crucero Gold Project ("Crucero" or the "Project") located in Southeastern Peru and certain related assets (the "Acquisition"). Crucero is in the exploration stage. The transaction was closed on November 20, 2017.

Pursuant to the Agreement, the Company has acquired all of the shares of a wholly-owned subsidiary of Lupaka, which holds a 100% interest in the Crucero Project. Total consideration paid by the Company to Lupaka under the transaction was 3,500,000 GoldMining common shares and $750,000 in cash, which included an amount of $39,663 due for land fees payable subsequent to the date of closing.

The Project is comprised of three mining and five exploration concessions with an aggregate area of 4,600 hectares.  The three mining concessions are held indirectly by a subsidiary through a 30-year assignment from a third party running until 2038 and are subject to certain royalty obligations.

The tables below present the purchase cost and the allocation of the purchase price with respect to the valuation of individual asset groups and determination. For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management's best estimates and all available information at the time of the Crucero Acquisition. The GoldMining Shares have been valued at $1.60 per share, the closing GoldMining share price as traded on the date of the Agreement.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

Purchase Price Consideration ($)
3,500,000 GOLD common shares issued to Lupaka	5,600,000
Cash payment to Lupaka	710,337
Transaction costs:
Cash payment	298,819
90,587 GoldMining Shares	144,939
Total	6,754,095

Purchase Price Allocation ($)
Furniture	5,344
Exploration and evaluation assets	6,788,414
Accounts payable and accrued liabilities	(39,663)
Net assets acquired	6,754,095

La Mina

On May 30, 2017, the Company acquired a 100% interest in the La Mina Gold Project (the "La Mina Project") as a result of its acquisition of Bellhaven Copper and Gold Inc. ("Bellhaven") pursuant to a plan of arrangement under an arrangement agreement (the "Arrangement") dated April 11, 2017, between GoldMining and Bellhaven. The La Mina Project is located in Central Colombia, approximately 41 kilometres southwest of the city of Medellin in the department of Antioquia and approximately 6 kilometres southeast of the Company's Titiribi Project, and is comprised of two concession that cover an area of approximately 3,200 hectares.

Under the Arrangement, the Company acquired all of the issued and outstanding common shares of Bellhaven ("Bellhaven Shares") for total consideration of 7,339,303 GoldMining Shares, which included: (i) 1,842,750 GoldMining Shares issued to the Toquepala Fund LP, in exchange of 6,300,000 units of Bellhaven, each unit consisting of one Bellhaven Share and one warrant to purchase a Bellhaven Share; and (ii) 0.25 GoldMining Shares issued to each Bellhaven shareholder in exchange for each outstanding Bellhaven Share held by such Bellhaven shareholder. Existing warrants and options of Bellhaven are exercisable into GoldMining Shares based on the same 0.25 exchange ratio and in accordance with their existing terms. As of November 30, 2018, there are 106,952 Bellhaven share options outstanding with an exercise price of $0.25, which would be convertible to a maximum of 26,738 GoldMining Shares, at an exercise price of $1.00. As of November 30, 2018, there are 5,133,750 Bellhaven warrants outstanding with exercise prices of $0.225 to $0.50, which would be convertible to a maximum of 1,283,437 GoldMining Shares, at exercise prices of $0.90 to $2.00.

As a result of the transaction, Bellhaven also paid US$100,000 and US$247,000 to Bellhaven's former Chairman and Chief Executive Officer and its former Chief Financial Officer, respectively, in connection with certain change of control and termination provisions under their consulting agreements with Bellhaven.

Additionally, the Company paid US$300,000 and issued 162,500 GoldMining Shares to Monpal S.A.S., a company controlled by Alejandro Montoya-Palacios, a former director of Bellhaven, to amend the terms of Bellhaven's existing option to acquire the remaining 24% equity interest in the entity that owned certain concessions underlying the La Mina Project. As a result, the Company now holds a 100% interest in the La Mina Project.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

The fair value of Bellhaven warrants and options exercisable into GoldMining Shares was valued with the Black-Scholes options pricing model at the following weighted average assumptions:

	Bellhaven Options	Bellhaven Warrants
Risk-free interest rate	0.73%	0.73%
Expected life (years)	0.47	1.77
Expected volatility	59.72%	74.86%
Expected dividend yield	0.00%	0.00%

The tables below present the purchase cost and the allocation of the purchase price with respect to the valuation of individual asset groups and determination of tax values of the assets and liabilities acquired. For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management's best estimates and all available information at the time of the La Mina Acquisition. The GoldMining Shares have been valued at $1.80 per share, the closing GoldMining share price as traded on the date of the Bellhaven Arrangement.

Purchase Price Consideration ($)
5,496,553 GoldMining Shares issued to Bellhaven shareholders	9,893,795
1,842,750 GoldMining Shares issued to settle Convertible Loan	3,316,950
162,500 GoldMining Shares issued to Mr. Montoya-Palacios	292,500
5,133,750 Bellhaven warrants exercisable into 1,283,438 GoldMining Shares	985,900
1,419,155 Bellhaven options exercisable into 354,788 GoldMining Shares	194,100
Change of Control Payment – Cash	467,374
Cash payment to Mr. Montoya-Palacios	404,070
Cash advances to Bellhaven	166,438
Transaction costs	237,189
Total	15,958,315

Purchase Price Allocation ($)
Cash	73,868
Other receivables	23,841
Prepaid expenses and deposits	18,548
Land, building and equipment	1,657,319
Exploration and evaluation assets	14,391,078
Accounts payable and accrued liabilities	(206,339)
Net assets acquired	15,958,315

On April 25, 2018, the Company completed a debt settlement agreement (the “Settlement Agreement”) with legal counsel (the “Vendor”) of Bellhaven in the amount of $159,383 for legal services rendered as part of the transaction cost for the acquisition of Bellhaven.  Pursuant to the Settlement Agreement, the Company paid $40,000 in cash and issued 34,188 common shares to the Vendor. As a result of this transaction, the balance owed to the Vendor has been reduced to nil and the Company recognized a $79,063 gain for the year ended November 30, 2018.

The La Mina Project hosts the La Mina concession and the contiguous La Garrucha concession, which is subject to the surface rights lease agreement and the option agreement as outlined below:

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

La Garrucha Lease Agreement

Pursuant to a surface rights lease agreement dated July 6, 2016 and amended August 19, 2016, April 4, 2017 and November 5, 2018 (the "La Garrucha Lease Agreement"), the Company can lease the surface rights over La Garrucha by making the following payments:

●	US$75,000 in May 2017 (paid);
●	US$75,000 in November 2017 (paid);
●	US$75,000 in May 2018 (paid);
●	US$75,000 in November 2018 (paid);
●	US$25,000 in June 2019;
●	US$25,000 in December 2019;
●	US$25,000 in June 2020;
●	US$25,000 in December 2020;
●	US$25,000 in June 2021;
●	US$25,000 in December 2021;
●	US$25,000 in June 2022;
●	US$25,000 in December 2022; and
●	US$30,000 in December 2022.

La Garrucha Option Agreement

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017 and November 5, 2018 (the "La Garrucha Option Agreement"), the Company can purchase the La Garrucha concession by making an option payment of US$650,000 on December 6, 2022.

Titiribi

On September 1, 2016, the Company completed the acquisition of Sunward Investments Limited, which owns 100% interest in the Titiribi Gold-Copper Project (the "Titiribi Project"), from Trilogy Metals Inc. ("Trilogy"), formerly NovaCopper Inc., pursuant to the terms of the share purchase agreement (the "Titiribi Agreement") dated August 17, 2016. The Titiribi Project is located in central Colombia, approximately 70 kilometres southwest of the city of Medellin in the department of Antioquia and is comprised of one concession that covers an area of 3,919 hectares.

The total consideration paid by GoldMining to Trilogy consisted of 5,000,000 GoldMining Shares and 1,000,000 share purchase warrants of the Company (the "GoldMining Warrants"), with each warrant exercisable into one common share of the Company at an exercise price of $3.50 per share for a period of two years, subject to acceleration by GoldMining in certain circumstances. The GoldMining Shares issued under the transaction were subject to certain resale restrictions pursuant to the terms of the Titiribi Agreement. Of the total transaction costs of $352,616, an advisory fee of $135,441 was satisfied by issuing 61,288 GoldMining Shares concurrent with the closing of the transaction.

The Company has determined that the acquisition of the Titiribi Project (the "Titiribi Acquisition") represents an asset acquisition with the Company identified as the acquirer.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

The tables below present the purchase cost and the allocation of the purchase price with respect to the valuation of individual asset groups and determination of tax values of the assets and liabilities acquired. For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management's best estimates and all available information at the time of the Titiribi Acquisition.

Purchase Price Consideration ($)
5,000,000 GoldMining Shares	11,200,000
1,000,000 GoldMining Warrants	510,000
Transaction costs:
Cash payment	217,175
61,288 GoldMining Shares	135,441
Total	12,062,616

Purchase Price Allocation ($)
Cash	98,535
Prepaid expenses and deposits	54,524
Property and equipment	165,594
Exploration and evaluation assets	11,762,196
Accounts payable and accrued liabilities	(18,233)
Net assets acquired	12,062,616

The GoldMining Shares have been valued at $2.24 per share, the closing GoldMining Share price as traded on the date of the Titiribi Agreement. The GoldMining Warrants have been valued at $0.51 per warrant using the Black-Scholes option pricing model under the following assumptions:

Risk-free interest rate	0.57%
Expected life (years)	2.00
Expected volatility	66%
Expected dividend yield	0.00%

Cachoeira

On September 24, 2012, the Company acquired a 100% interest in the Cachoeira Gold Project in Pará State, Brazil (the "Cachoeira Project") from Equinox Gold, formerly Trek Mining and prior to this, Luna Gold Corp. ("Luna"). The transaction was completed under the terms of a share purchase agreement dated July 10, 2012, between GoldMining and Luna, as amended effective September 24, 2013 (the "Cachoeira Agreement"), pursuant to which GoldMining acquired all of the issued and outstanding shares of BRI International Corp. (formerly Luna Gold (International) Corp.).

On September 26, 2016, the Company completed all remaining payments (the "Final Payment") due to Luna under the Cachoeira Agreement (as amended). The Final Payment consisted of a cash payment of $300,000 and the issuance of a total of 3,093,057 GoldMining Shares for a total cost of $6,932,520, of which 1,879,057 GoldMining Shares were issued to satisfy $5.5 million of payments due under the Cachoeira Agreement.

In addition, the Cachoeira Project is subject to a 4.0% net profits interest royalty payable to third parties by the Company's subsidiary on future production. A minimum payment of US$300,000 per year in lieu of the royalty is payable in the event that production is not achieved by October 3, 2014. The Company has not made such payment for 2014, 2015, 2016, 2017 and 2018. The royalty holders sent a formal notification of the default payments to the Company. In response to the letter, the Company replied to the royalty holders requesting them to defer such payments until all permits and licenses have been received and production is achieved or re-negotiate the agreement. On March 2, 2018, the Company announced that BRI Mineração Ltda. ("BRI"), a wholly-owned subsidiary of the Company, completed a royalty purchase agreement (the "Agreement") with certain royalty holders (the "Royalty Vendors") on the Cachoeira Project.  Pursuant to the Agreement, BRI acquired the Royalty Vendors' 66.66% interest in the existing 4.0% net production royalty on the Company's Cachoeira Project, in consideration for US$133,320 paid in cash and 698,161 common shares of the Company issued to the Vendors. As a result of the transaction, the existing royalty on the Cachoeira Project has been reduced to 1.33% and a minimum payment of US$100,000 per year in lieu of the royalty. In March 2018, the Company received a summons from the remaining royalty holder in regards to annual payments in lieu of the remaining 1.33% of the net production royalty.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

Pursuant to the mining licenses underlying the Cachoeira Project, the Company was required to commence mining operations at the property by April 2014. Prior to this date, the Company submitted an application to the Brazilian National Department of Mining Production (now the National Mining Agency)("ANMANM") requesting an extension of two years from the date of approval. The ANM informed the Company that such extension was not required until related environmental licenses have been granted, at which time the Company may apply for an extension of two years. While the ANM previously provided extensions to the prior operators of the Cachoeira Project, there is no assurance that such extension will be granted in this case. The Company believes that work conducted to date will provide sufficient support in order for ANM to grant the extension.

The Company continues to work with its consultants to obtain a Preliminary Environmental License from the Secretaria de Estado de Meio Ambiente/Pará ("SEMA"). The Company submitted the requisite Environmental Impact Assessment to SEMA in 2013 in connection with this licensing process. Since 2013, the Company has attended to all additional information requested by SEMA. On August 14, 2018, the Company received a final list of amendments to the previously submitted environmental application.

São Jorge

On November 22, 2013, the Company acquired all of the issued and outstanding shares of Brazilian Gold Corporation ("BGC") under the terms of an arrangement agreement (the "BGC Arrangement") dated September 29, 2013, between GoldMining and BGC.

On June 14, 2010, BGC signed an Option Agreement (the "São Jorge Agreement") to acquire a 100% interest in the São Jorge Gold Project (the "São Jorge Project") from Talon Metals Corp. ("Talon"). BGC completed all the required payments under the terms of the São Jorge Agreement.

Under the terms of the São Jorge Agreement, Talon was granted a 1.0% net smelter return royalty from production on eleven exploration concessions comprising the São Jorge Project. Subsequent to signing the São Jorge Agreement, the São Jorge Project was reduced to seven concessions.  On August 17, 2015, Talon sold its 1.0% net smelter return royalty to Orion Mine Finance, who subsequently sold the royalty to Osisko Gold Royalties Ltd. on July 31, 2017.  Additionally, a net smelter return royalty of 1.0% of the proven mineable reserve as demonstrated in a feasibility study that conforms to definitions set-out in NI 43-101 relating to concession 850.275/03 only, is payable to a third party, which can be re-purchased by the Company for US$2,500,000.  This concession does not overlay any current portion of the São Jorge deposit.

In addition to the 1.0% net smelter royalty owned by Osisko over the entire property, a party that owns the surface rights over the Sao Jorge deposit is entitled to a 0.5% net smelter royalty, which can be re-purchased for US$750,000.

The São Jorge Project originally consisted of eleven exploration concessions at that time of the BGC acquisition in November 2013.  In 2016, eight of the eleven exploration concessions were not renewed and in 2017, four new exploration concessions were applied for and granted.  Along with the three exploration concessions remaining from the BGC acquisition, the number of exploration concessions now totals seven covering 45,997 hectares. In 2013, the Company submitted a Final Report to the ANM for exploration concession ANM no.850.058/2002 to convert the exploration concession to a mining concession. Upon approval of the Final Report, the Company will have one year to apply to convert the exploration concession overlying the deposit to a mining concession, which will require further studies and environmental licenses. There is no assurance that such applications will be approved by the ANM.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

Yellowknife

On July 20, 2017, the Company acquired a 100% interest in the Yellowknife Gold Project and nearby Big Sky property (now collectively called the "Yellowknife Gold Project"), located in the Northwest Territories, Canada, from Tyhee N.W.T. Corp ("Tyhee"), a subsidiary of Tyhee Gold Corp. The acquisition was completed pursuant to an asset purchase agreement (the "Agreement") between the Company and a receiver appointed in respect of the assets and undertaking of Tyhee. Total consideration paid by the Company under the transaction consisted of 4,000,000 GoldMining Shares, which were subject to customary escrow terms and were released over an eight-month period. Of the total transaction costs of $278,531, an advisory and success fee of $179,343 was satisfied by issuing 108,693 GoldMining Shares. For accounting purposes, such issuance was valued based on the closing GoldMining share price as traded on the date of the Agreement, being $1.65 per share.

The tables below present the purchase cost and the allocation of the purchase price with respect to the valuation of individual asset groups. For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management's best estimates and all available information at the time of the Yellowknife Project acquisition.

Purchase Price Consideration ($)
4,000,000 GoldMining Shares	6,600,000
Transaction costs:
Cash payment	99,188
108,693 GoldMining Shares	179,343
Total	6,878,531

Purchase Price Allocation ($)
Security deposits	553,816
Exploration and evaluation assets	6,814,533
Rehabilitation provisions	(489,818)
Net assets acquired	6,878,531

The Yellowknife Gold Project includes five gold deposits, being Nicholas Lake, Bruce, Ormsby, Goodwin Lake and Clan Lake. The Yellowknife Gold Project is located 50 to 90 kilometres north of the city of Yellowknife in the Northwest Territories. The Nicholas Lake-Ormsby Property is subject to a 2.25% net smelter return royalty, including a US$20,000 per year annual advance royalty payment and the Goodwin Lake Property is subject to a 2% net smelter returns royalty.

On January 25, 2018, the Company completed through its wholly-owned subsidiary, the acquisition of the Maguire Lake property (the "Property").  The Property includes the RG1, RG2 and RG3 claims, which cover a total area of 1,798 hectares and are contiguous with the western boundary of the Company's Nicholas Lake-Ormsby Property.  Pursuant to the agreement to acquire the Property, GoldMining issued 60,000 common shares of the Company to Viking Gold Exploration Inc. in consideration for the Property.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

The tables below present the purchase cost and the allocation of the purchase price with respect to the valuation of individual asset groups. For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management's best estimates and all available information at the time of the Maguire Lake Property acquisition. The GoldMining Shares have been valued at $1.33 per share, the closing GoldMining share price as traded on the date of the acquisition agreement.

Purchase Price Consideration ($)
60,000 GoldMining Shares	79,800
Transaction costs:
Cash payment	31,113
Total	110,913

Purchase Price Allocation ($)
Exploration and evaluation assets	110,913
Net assets acquired	110,913

On May 14, 2018, the Company announced its acquisition of the Narrow Lake property (the "Property").  The Property includes the N1 and N2 claims, which cover a total area of 618 hectares and are contiguous with the southern boundary of the Company's Nicholas Lake-Ormsby property.  With the acquisition of the Property, the Yellowknife Project will have an expanded total area of 12,120 hectares. Pursuant to the acquisition agreement, GoldMining paid $50,000 cash and issued 33,333 GoldMining Shares, and an additional $100,000 in cash or GoldMining Shares, at the Company's discretion, on the first anniversary of the closing date, in consideration for the Property. GoldMining granted the Vendor a 1% net smelter royalty with respect to the N1 and N2 claims upon commercial production.

The tables below present the purchase cost and the allocation of the purchase price with respect to the valuation of individual asset groups. For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management's best estimates and all available information at the time of the Narrow Lake Property acquisition. The GoldMining Shares have been valued at $1.14 per share, the closing GoldMining share price as traded on the date of the acquisition agreement.

Purchase Price Consideration ($)
33,333 GoldMining Shares	38,000
Cash payment	50,000
Transaction costs:
Cash payment	25,711
Total	113,711

Purchase Price Allocation ($)
Exploration and evaluation assets	113,711
Net assets acquired	113,711

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

Surubim

On November 22, 2013, the Company acquired a 100% interest in the Surubim gold project pursuant to the BGC Arrangement. The Surubim gold project is comprised of agreements on two properties, as outlined below.

Jarbas Agreement

BGC entered into an option agreement (the "Jarbas Agreement") on February 11, 2010, as amended January 16, 2011 and March 23, 2015, pursuant to which BGC acquired its interest in one of the three exploration licenses by making certain payments. A final payment of R$3,000,000 was payable in March 2018, failing which the counterparty may seek to terminate the agreement, subject to a cure period, and require that such licence be transferred to it. BGC is in the process of seeking to negotiate alternative terms for such payment. There can be no assurance that any renegotiation will be achieved on preferential terms or at all.

A 1.3% net smelter return royalty is due upon commercial production from any ores extracted from a certain concession. Fifty percent of the net smelter return royalty can be re-purchased by the Company for US$1,500,000 within 12 months of ANM granting a mining concession. A bonus royalty is due based on the in-situ reserve ounces as outlined in a feasibility study completed to Australian Joint Ore Reserves Committee or National Instrument 43-101 standards. The bonus royalty consists of: (i) US$0.50 per reserve ounce for reserves that are less than 1,000,000 ounces of gold; (ii) US$0.75 per reserve ounce for reserves measuring between 1,000,000 to 2,000,000 ounces of gold; or (iii) US$1.00 per reserve ounce for reserves exceeding 2,000,000 ounces of gold.

Altoro Agreement

BGC entered into an agreement (the "Altoro Agreement") with Altoro Mineração Ltda. ("Altoro") on November 5, 2010, as amended on December 3, 2010, December 14, 2012 and August 5, 2015, to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to the Altoro Agreement, US$650,000 is payable to Altoro upon ANM granting a mining license over certain exploration concessions.

In addition to the above cash payments, Altoro holds a 1.5% net smelter return royalty on any gold produced from certain concessions. Once gold production has reached 2,000,000 ounces, the royalty increases to 2.0%. The Company can purchase a 0.5% royalty at any time for US$1,000,000.

Two non-core exploration concessions comprising the Altoro Agreement are under appeal for extension and await a decision by ANM.

Whistler

On August 5, 2015, the Company acquired a 100% interest in the Whistler Gold-Copper Project (the "Whistler Project") and certain related assets in south-central Alaska from Kiska Metals Corporation ("Kiska"). Kiska was subsequently purchased by AuRico Metals Inc., which was later purchased by Centerra Gold Inc. The Whistler Project includes 304 Alaska State Mineral Claims, a 50-person all season exploration camp, airstrip and assorted equipment. The transaction was completed under the terms of an asset purchase agreement dated July 20, 2015, between GoldMining and Centerra (the "Whistler Agreement").

The Whistler Project is covered by a 2.75% net smelter royalty over the entire property including a buffer zone as defined in the royalty agreement, which is held by Osisko Gold Royalties. A 2.0% net profits interest over certain claims overlying the Whistler deposit, is held by Teck Resources Limited. The net smelter return royalty is subject to a buy down provision whereby the Company can reduce the net smelter return royalty to 2% upon payment of US$5,000,000 on or before the due date of the first royalty payment.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

Batistão

On November 22, 2013, the Company acquired a 100% interest in the Batistão Gold Project located in Goias State, Brazil pursuant to the BGC Arrangement. The Company was required to file an Economic Assessment Plan and the Preliminary Environmental License, together with the Mining Concession Application by January 2016. The Company requested an extension to submit the Mining Concession Application, due to the current market conditions and gold price, which has deteriorated since the Final Exploration Report was submitted to the ANM in 2013. There is no assurance that ANM will accept the Company's request for an extension.

Montes Áureos and Trinta

On September 30, 2010, the Company entered into an agreement with Apoio Engenharia e Mineração (the "Montes Áureos Agreement"). Pursuant to the Montes Áureos Agreement, the Company had the option to acquire an initial 51% undivided interest in the Montes Áureos Project over a three-year period, from September 30, 2010 to September 30, 2013 (the "Initial Option"). On June 20, 2011, the Company amended the terms of the Montes Áureos Agreement by adding the option to acquire the Trinta Project for no additional consideration. The Trinta Project is subject to the same option terms stipulated in the Montes Áureos Agreement.

The Initial Option payments are as follows:

(1)	a cash payment of US$25,000 within seven calendar days of September 30, 2010 (paid);
(2)	issue of 325,000 GoldMining Shares on or before September 30, 2013 (issued with an aggregate fair value of $326,500);
(3)	incur exploration expenditures totalling US$1,750,000 on or before September 30, 2013 (incurred); and
(4)	make all necessary payments in order to keep the Montes Áureos and Trinta Projects in good standing during the term of the Montes Áureos Agreement.

The Company had the option (the "Second Option") to earn an additional undivided 46% interest in the Montes Áureos and Trinta Projects over a two-year period, from September 30, 2013 to September 30, 2015. The Second Option has expired and the Company currently owns 51% interest in the Montes Áureos and Trinta Projects, located in Pará and Maranhão States, Brazil.

The Company is in the process of applying for the Mining Concession of the Montes Áureos Project and the renewal of the exploration permit for the Trinta Project. Both applications are under review by ANM and there is no assurance that such applications will be approved by ANM.

Rea

On November 22, 2013, the Company acquired a 75% interest in the Rea Uranium Project located in northeastern Alberta, Canada pursuant to the BGC Arrangement.

Pursuant to the Caribou Protection Plan (the "CPP") announced by the Alberta Department of Environment and Parks, no new applications for land tenure were accepted by the Department of Coal and Mineral Development, Alberta Energy. An extension on filing mineral assessment reports was granted by Department of Coal and Mineral Development, Alberta Energy, to GoldMining. The extension states that until the CPP is finalized, no Metallic and Industrial Mineral permits will be cancelled and mineral assessment reports normally due to maintain permits in good standing will not be required. Once the CPP is finalized, permit and assessment report timelines will be extended accordingly. Extensions will take into consideration any new or existing surface restrictions and time needed to obtain exploration approvals.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

Exploration expenses on a project basis for the periods indicated were as follows:

			For the period from
	For the year ended		incorporation,
	November 30,		September 9, 2009, to
	2018	2017	November 30, 2018
	($)	($)	($)
Titiribi	455,201	469,592	1,109,302
Yellowknife	450,971	60,551	511,522
La Mina	327,996	235,424	563,420
Cachoeira	309,704	496,771	5,675,044
Whistler	279,461	255,371	1,243,256
São Jorge	125,490	128,459	760,148
Crucero	49,614	-	49,614
Surubim	-	1,314	209,772
Montes Áureos and Trinta	-	390	1,818,298
Rea	-	-	265,930
Batistão	-	-	30,902
Other Exploration Expenses	7,744	6,706	1,558,390
Total	2,006,181	1,654,578	13,795,598

7.	Investment in Joint Venture

As at November 30, 2018, the Company holds an 84.05% (2017: 84.05%) interest in Boa Vista Gold Inc. ("BVG") pursuant to the BGC Arrangement. BVG, a corporation formed under the laws of British Virgin Islands, holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

The Company accounts for its investment in BVG using the equity method since the Company shares joint control over the strategic, financial, permitting, development and operating decisions with Majestic D&M Holdings, LLC ("Majestic"), formerly Octa Mineração Ltda, who holds a 15.95% (2017: 15.95%) interest in BVG.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

The following table summarises the financial information of BVG as included in its own financial statements, adjusted for fair value adjustments at acquisition and differences in accounting policies. The table also reconciles the summarised financial information to the carrying amount for the Company's interest in BVG.

	November 30,	November 30,
	2018	2017
	($)	($)
Current Assets	116,208	123,322
Non-Current Assets	1,567,979	2,082,588
	1,684,187	2,205,910
Current Liabilities	(41,306)	(32,324)
	(41,306)	(32,324)
Net assets	1,642,881	2,173,586
Ownership interest	84.05%	84.05%
Proportion of the Company's ownership interest	1,380,841	1,826,899
Foreign currency translation adjustments	7,240	(221,998)
Total	1,388,081	1,604,901
Due to joint venture	(37,568)	(43,025)
Carrying value of interests in joint venture	1,350,513	1,561,876

	For the year ended
	November 30,
	2018	2017
	($)	($)
Revenue	-	-
Expense	34,405	40,456
Net loss and total comprehensive loss	34,405	40,456
Equity in losses of joint venture	28,918	34,003

Pursuant to the terms of a shareholder's agreement among BGC, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic, dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable to Majestic if its holdings in BVG drop below 10%. The Company can purchase each 1.5% net smelter return royalty for US$2,000,000.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, BVG was required to pay R$3,620,000 in September 2018 to the counterparty thereunder, failing which the counterparty may seek to terminate the agreement, subject to a cure period.

BVG is currently renegotiating the terms of the mineral rights agreement with respect to the aforementioned payments. There can be no assurance that any renegotiation will be achieved on preferential terms or at all.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

8.	Cash and Cash Equivalents

	November 30,	November 30,
	2018	2017
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	1,331,514	1,008,601
Guaranteed Investment Certificates	8,312,700	12,952,499
Total	9,644,214	13,961,100

9.	Other Receivables

	November 30	November 30,
	2018	2017
	($)	($)
Goods and service and sales tax receivable	83,745	113,245
Other receivables	42,846	52,321
Total	126,591	165,566

10.	Available-for-Sale Securities

Available-for-sale securities are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. During the year ended November 30, 2018, the Company recorded an unrealized loss of $5,000 (unrealized gain of $5,000 for 2017) in other comprehensive income relating to available-for-sale securities.

The available-for-sale securities include 1,000,000 shares in Pure Nickel Inc. acquired in the BGC Arrangement with fair value of $15,000 at November 30, 2018 (2017: $20,000).

11.	Accounts Payable and Accrued Liabilities

	November 30,	November 30,
	2018	2017
	($)	($)
Trade payables(1)	1,435,686	2,472,541
Accrued liabilities	222,651	91,913
Payroll and tax withholding	56,299	70,345
Total	1,714,636	2,634,799
(1)

Trade payables at November 30, 2018 include $243,860 due to certain key management personnel for the reimbursement of annual land fees for the Whistler Project incurred on behalf of the Company in November 2018. The Company settled this amount in December 2018.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

12.	Rehabilitation Provisions

The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	2018	2017
Undiscounted amount of estimated cash flows (US$)	235,000	235,000
Life expectancy (years)	7	9
Inflation rate	2.40%	1.70%
Discount rate	3.01%	2.42%

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation of $489,818 related to the restoration of the camp sites. During the year ended November 30, 2018, the Company recognized a change in the estimated timing of the Yellowknife Project rehabilitation provision and as a result, the life expectancy has been revised to 5 years (2017: 1 year). The increase in estimated timing is mainly due to the renewal of certain licenses and permits, which delays the closure date of the camp sites. The Yellowknife Project rehabilitation provision is valued under the following assumptions:

	2018	2017
Undiscounted amount of estimated cash flows (US$)	490,000	490,000
Life expectancy (years)	5	1
Inflation rate	2.40%	1.60%
Discount rate	2.14%	1.41%

The following table summarizes the movements in the rehabilitation provisions:

	November 30,	November 30,
	2018	2017
	($)	($)
Balance at the beginning of year	783,028	298,117
Provision	-	489,818
Accretion	14,133	8,941
Change in estimate	(10,812)	(1,762)
Foreign currency translation adjustments	9,612	(12,086)
Total	795,961	783,028

13.	Share Capital

13.1     Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

13.2     Reserves

	Restricted Shares	Share Options	Warrants	Total
	($)	($)	($)	($)

Balance at November 30, 2016	-	1,907,672	4,127,141	6,034,813
Options exercised	-	(197,796)	-	(197,796)
Warrants exercised	-	-	(63,612)	(63,612)
Bellhaven warrants exercisable into GoldMining Shares	-	-	985,900	985,900
Bellhaven options exercisable into GoldMining Shares	-	194,100	-	194,100
Bellhaven options exercised	-	(162,083)	-	(162,083)
Share-based compensation		1,672,133	-	1,672,133
Balance at November 30, 2017	-	3,414,026	5,049,429	8,463,455
Options exercised	-	(4,313)	-	(4,313)
Warrants exercised	-	-	(290,062)	(290,062)
Share-based compensation	1,798	1,077,706	-	1,079,504
Balance at November 30, 2018	1,798	4,487,419	4,759,367	9,248,584

13.3     Warrants

The changes in the Company's share purchase warrants during the periods were as follows:

	Number of Warrants	Weighted Average Exercise Price ($)
Balance at November 30, 2016	14,014,373	1.43
Exercised	(306,410)	0.75
Balance at November 30, 2017	13,707,963	1.45
Exercised	(1,419,600)	0.75
Expired/Forfeited	(1,000,000)	3.50
Balance at November 30, 2018	11,288,363	1.35

	Number of Bellhaven Warrants(1)	Weighted Average Exercise Price ($)
Balance at November 30, 2017	5,133,750	0.42
Balance at November 30, 2018	5,133,750	0.42
(2)	Pursuant to the Arrangement's conversion ratio, each Bellhaven warrant will be exercisable into ¼ of a GOLD Share at 4 times the Bellhaven exercise price.

13.4     Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 18, 2016. Pursuant to the terms of the Option Plan, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive incentive share options (the "Options") to acquire such numbers of GoldMining Shares as the Board may determine, each Option so granted being for a term specified by the Board up to a maximum of five years from the date of grant. The Options vest in accordance with the vesting schedule during the optionee's continual service with the Company. There are no cash settlement alternatives. The maximum number of GoldMining Shares reserved for issuance for Options granted under the Option Plan at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company. The Option Plan was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General Meeting held on May 24, 2018.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

Changes in the Options during the periods were as follows:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2016	2,962,000	0.81
Granted	3,843,000	1.70
Exercised	(150,000)	0.73
Expired/Forfeited	(25,000)	2.23
Balance at November 30 2017	6,630,000	1.32
Granted	3,520,000	0.88
Exercised	(10,000)	0.71
Expired/Forfeited	(98,750)	1.77
Balance at November 30, 2018	10,041,250	1.16

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	November 30, 2018	November 30, 2017
Risk-free interest rate	2.17%	1.26%
Expected life (years)	2.86	2.86
Expected volatility	57.35%	66.46%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	3.08%	3.15%

A summary of Options outstanding and exercisable at November 30, 2018, are as follows:

	Options Outstanding Options Exercisable
Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weight Average Remaining Contractual Life (years)
$0.71 - $0.73	2,647,000	1.79	2,647,000	0.72	1.79
$0.74 - $1.00	2,720,000	4.99	680,000	0.78	4.99
$1.01 - $1.30	735,000	4.30	417,500	1.22	4.29
$1.31 - $1.70	3,466,250	3.65	2,606,250	1.68	3.65
$1.71 - $2.51	473,000	3.15	473,000	1.95	3.15
	10,041,250	3.55	6,823,750	1.21	3.07

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

The fair value of the Options recognized as expense during the year ended November 30, 2018 was $1,079,504 ($1,672,133 for 2017), respectively, using the Black-Scholes option pricing model.

In addition to the stock option grants presented in the above table, effective May 30, 2017, as a result of the acquisition of Bellhaven, the following Bellhaven options are exercisable into GoldMining Shares based on the exchange ratio of 0.25 GoldMining Share for each Bellhaven option and in accordance with their existing terms, are as follows:

	Options Outstanding				Options Exercisable
Exercise Prices	Number of Bellhaven Options Outstanding	Weighted Average Remaining Contractual Life (years)	Number of Bellhaven Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.25	106,952	2.65	106,952	0.25	2.65

	Number of Bellhaven Options(2)	Weighted Average Exercise Price ($)
Balance at November 30, 2017	106,952	0.25
Balance at November 30, 2018	106,952	0.25

(1)

Pursuant to the Arrangement with Bellhaven, the Company assumed the Bellhaven Options from Bellhaven, whereby each Bellhaven Option exercised will be converted into 0.25 of a GoldMining Share. There are currently 106,952 Bellhaven Options exercisable at $0.25 per option. Therefore, the 106,952 Bellhaven Options may be converted into 26,738 GoldMining Shares at $1.00 per GoldMining Share.

13.5     Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive restricted share rights (the "RSRs") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The maximum number of GoldMining Shares reserved for issuance for RSRs granted under the RSP at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company. The RSP is to be approved by the Company's shareholders in accordance with its term at the next annual general meeting.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company’s common shares on the business day of the grant date. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of new common shares from treasury.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

Changes in the RSRs during the periods were as follows:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30 2017
Granted	140,000	0.78
Balance at November 30, 2018	140,000	0.78

14.	Capital Risk Management

The Company's objectives are to safeguard the Company's ability to continue as a going concern in order to support the Company's normal operating requirements, continue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

At November 30, 2018, the Company's capital structure consists of the equity of the Company (Note 13). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

15.	Financial Instruments

The Company's financial assets include cash and cash equivalents, other receivables, available-for-sale securities, and security deposits. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The following table sets forth the Company's financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at November 30, 2018, those financial assets are classified in their entirety based on the level of input that is significant to the fair value measurement.

	November 30, 2018
	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	9,644,214	-	-	9,644,214
Available-for-sale securities	15,000	-	-	15,000

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

	November 30, 2017
	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	13,961,100	-	-	13,961,100
Available-for-sale securities	20,000	-	-	20,000

The valuation techniques used to measure fair value are as follows:

●	The fair value of available-for-sale securities is determined by obtaining the quoted market price of the available-for-sale security and multiplying it by the quantity of shares held by the Company.

15.1     Financial risk management objectives and polices

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

15.2     Currency risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Paraguayan Guarani, the Colombian Peso, the Peruvian Sol, and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company's functional currency, being the Canadian dollar. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at November 30,	As at November 30,
	2018	2017
	($)	($)
Assets
United States Dollar	29,738	60,259
Brazilian Real	43,761	20,041
Colombian Peso	72,114	45,246
Total	145,613	125,546

The Company's sensitivity analysis suggests that a consistent 5% change in the foreign currencies to Canadian dollar exchange rate on the Company's financial instruments based on balances at November 30, 2018 would be $7,281 (2017: $6,453).

15.3     Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's interest bearing financial asset is cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The Company does not believe it is exposed to material interest rate risk related to this instrument. As such, the Company has not entered into any derivative instruments to manage interest rate fluctuations.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

15.4     Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances, the goods and service tax receivable ("GST"), the harmonized sales tax receivable ("HST") and refundable cash advances towards contemplated transactions.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

When entering into property acquisition agreements, the Company uses industry standard agreements and at times initial payments or advances prior to closing of transactions are meant to be refundable in the event completion of a transaction is not attained. Furthermore, deposit amounts are kept to a minimum in order to mitigate any credit risk associated with a pending transaction.

At November 30, 2018, the maximum exposure to credit risk for other receivables by geographic region was as follows:

	November 30	November 30,
	2018	2017
	($)	($)
Canada	103,957	140,765
Brazil	21,634	23,907
United States	78	-
Peru	922	894
Total	126,591	165,566

The GST and HST receivable includes amounts that have been accumulated to date in the Company. At November 30, 2018, $68,367 (2017: $70,345) of this balance was GST and HST receivable due from the Canadian Government Taxation Authority.

15.5     Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The directors of the Company are of the opinion that, taking into account the Company's current cash reserves, its network of sophisticated and accredited investors from which to raise capital and the Company's ability to respond appropriately to negative market conditions, it has sufficient working capital for its present obligations for at least the next twelve months commencing from November 30, 2018. However, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of the financing will be favourable. The Company's working capital as at November 30, 2018 was $8,204,324. The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture and due to related parties are expected to be realized or settled, respectively, within a one year period.

15.6     Commodity price risk

The Company's profitability is dependent on prices of the minerals it is able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. The Company currently has no mines in production and therefore has limited exposure to commodity price risk.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

The Company's ability to raise capital to fund exploration and development activities is subject to risks associated with fluctuations in the market price of precious metals and other commodities. The Company monitors commodity prices to help determine the appropriate course of action to be taken.

16.	Income Tax

The Company had no assessable profit for the years ended November 30, 2018 and 2017. A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of comprehensive loss for the years ended November 30, 2018 and 2017 is as follows:

	For the year ended
	November 30, 2018 ($)	November 30, 2017 ($)
Net loss for the year	6,596,404	7,727,143
Canadian statutory income tax rate	26.92%	26.00%
Expected tax recovery	1,775,532	2,009,057
Non-deductible permanent differences	(1,012,882)	(1,076,535)
Change in benefits not recognized	(840,082)	(702,721)
Prior year true-up	(97,978)	(207,290)
Other	175,410	(22,511)
Tax recovery for the year	-	-

The temporary differences for which deferred income tax assets are not recognized are as follows:

	As at November 30, 2018 ($)	As at November 30, 2017 ($)
Non-capital loss carry-forward	19,989,879	17,367,420
Mineral properties	832,290	832,290
Fixed assets	249,905	259,692
Share issue costs	207,723	398,170
Unrecognized deferred income tax assets	21,279,797	18,857,572

The deferred tax assets have not been recognized in the consolidated financial statements, as management does not consider it more likely than not those assets will be realized in the near future.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

The Company has non-capital losses which may be carried-forward to reduce taxable income in future years. The non-capital losses in Canada will expire as follows:

	As at November 30, 2018 ($)	As at November 30, 2017 ($)
Year 2029	2,000	2,000
Year 2030	320,000	320,000
Year 2031	1,077,000	1,077,000
Year 2032	1,979,000	1,979,000
Year 2033	2,099,000	2,099,000
Year 2034	2,564,000	2,564,000
Year 2035	1,459,000	1,459,000
Year 2036	4,105,000	4,105,000
Year 2037	3,395,000	3,762,000
Year 2038	2,990,000	-
Total	19,990,000	17,367,000

17.	Related Party Transactions

17.1     Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the year ended November 30, 2018, the Company incurred $51,163 ($83,000 for 2017) in consulting fees for corporate development consulting services paid to Arash Adnani, a direct family member of a director. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at November 30, 2018, $4,200 was payable to such related party (2017: $11,021). The Company also granted Options to the related party and the fair value of the Options recognized as expense during the year ended November 30, 2018 was $25,605 ($100,500 for 2017), using the Black-Scholes option pricing model.

●

During the year ended November 30, 2018, the Company incurred $18,600 ($77,943 for 2017) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by Arash Adnani, a direct family member of a director. As at November 30, 2018, nil was payable to such related party (2017: $1,995).

Trade payables at November 30, 2018 include $243,860 due to certain key management personnel for the reimbursement of annual land fees for the Whistler Project incurred on behalf of the Company in November 2018. The Company settled this amount in December 2018.

Related party transactions are based on the amounts agreed to by the parties. During the year ended November 30, 2018, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

17.2     Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the year ended November 30, 2018 and 2017 comprised of:

	For the year
	ended November 30,
	2018	2017
	($)	($)
Management Fees(1)	191,978	238,674
Director and Officer Fees(1)	375,455	391,257
Share-based compensation	714,850	788,263
Total	1,282,282	1,418,194
(1)

Total directors' fees, salaries and benefits of $1,209,854 (2017: $1,133,730) disclosed on the consolidated statement of comprehensive loss for the year ended November 30, 2018, includes $154,423 and $37,555 (2017: $165,113 and $73,561) paid to the Company's Chief Executive Officer and Chief Financial Officer, respectively, and $375,455 (2017: $391,257) in fees paid to the Company's president and directors, and $642,421 (2017: $503,799) paid for employees' salaries and benefits.

Total compensation, including share-based compensation, to key members of management and directors for the year ended November 30, 2018 was $1,282,282 ($1,418,194 for 2017). Compensation is comprised entirely of employment and similar forms of remuneration. Management includes the Chief Executive Officer, who is also a director of the Company and Chief Financial Officer.

18.	Segmented Information

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties. The Company operates in six principal geographical areas: Canada (country of domicile), Brazil, United States, Paraguay, Colombia and Peru.

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets		Total liabilities
	As at November 30,	As at November 30,	As at November 30,	As at November 30,
	2018	2017	2018	2017
	($)	($)	($)	($)
Colombia	27,723,284	26,956,101	87,611	91,654
Canada	7,628,295	7,404,516	1,292,218	1,343,380
Brazil	19,317,321	22,074,067	872,691	1,698,261
United States	1,409,651	1,551,538	299,844	300,615
Peru	7,002,347	6,785,998	-	39,958
Total	63,080,898	64,772,220	2,552,364	3,473,868

	Total operating loss
	For the year ended November 30,
	2018	2017
	($)	($)
Canada	4,181,806	5,788,581
Colombia	1,278,323	1,059,375
Brazil	830,486	617,742
United States	474,064	453,560
Peru	88,460	-
Total	6,853,139	7,919,258

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2018 and 2017

19.	Commitments

In addition to the La Garrucha agreements, Jarbas Agreement and Altoro Agreement (Note 6), and Boa Vista Mineral Rights Agreement (Note 7), as at November 30, 2018, the Company has entered into a land access agreement and a corporate development agreement, which require the Company to pay the following amounts for the following period:

Amount ($)
2019	42,490
Total	42,490

The Company is renting or leasing various offices and storage spaces located in Canada, Brazil and Colombia. These lease agreements expire between January 2019 and March 2021. Future rental payments are as follows:

Amount ($)
Due within 1 year	146,803
2 – 5 years	95,869
More than 5 years	-
Total	242,672

20.	Subsequent Events

There are no subsequent events after November 30, 2018.